

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 23, 2016

<u>Via E-mail</u>
Mr. Colin T. Severn
Chief Financial Officer
William Lyon Homes
4695 MacArthur Court, 8th Floor
Newport Beach, California 92660

> **Re: William Lyon Homes**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 1-31625**

Dear Mr. Severn:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ John Cash

                John Cash
                Accounting Branch Chief

                Office of Manufacturing and
                Construction

Cc: Jason R. Liljestrom
      General Counsel and Corporate Secretary
      William Lyon Homes